      UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PVF CAPITAL CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities

693654 10 5
(CUSIP Number)

John R. Male PVF Capital Corp. 30000 Aurora Road, Solon, Ohio 44139 (440) 248-7171
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⁯.

CUSIP No.  693654 105

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John R. Male
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 524,635 (1)
	8	SHARED VOTING POWER 11,237 (2)
	9	SOLE DISPOSITIVE POWER 488,197
	10	SHARED DISPOSITIVE POWER 47,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.11% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 414,424 shares owned by trusts of which Mr. Male is the trustee, 51,253 shares in Mr. Male’s IRA account, 36,438 shares held in Mr. Male’s account under the Park View Federal Savings Bank 401(k) Plan, 11,237 shares owned by Mr. Male’s wife, as to which shares Mr. Male disclaims beneficial ownership, and 22,520 shares subject to options exercisable in 60 days.

(2)	Consists of 11,237 shares owned by Mr. Male’s wife, as to which shares Mr. Male disclaims beneficial ownership.

(3)	Based on 25,402,218 shares of common stock outstanding as of April 8, 2010 and assumes the exercise of options to acquire 22,520 shares exercisable in 60 days.

Item 5.	Interest in Securities of the Issuer

(e)           On March 26, 2010, Mr. Male ceased to be the beneficial owner of more than 5% of the common stock of PVF Capital Corp. ☒

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 8, 2010	By:	/s/ John R. Male
John R. Male